

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

October 30, 2008

Mr. George Feldenkreis
Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, FL 33172

      **Re: Perry Ellis International, Inc.
            Form 10-K
            Filed April 18, 2008
            Schedule 14A
            Filed May 8, 2008
            File No. 000-21764**

Dear Mr. Feldenkreis:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director

Cc: Kathleen Deutsch
Fax: (561) 655-1109